As filed pursuant to Rule 424(b)(5)
under the Securities Act of 1933
Registration No. 333-81192

Prospectus

3,254,732 Shares

Common Stock

Issuable Upon Exercise of Subscription Rights

     We are distributing to our shareholders of record as of the close of business on February 12, 2002 transferable subscription rights to purchase shares of our common stock at a price of $15.75 per share.

•	You will receive one (1) right for each share of our common stock that you own and for each eleven (11) rights that you receive you will be entitled to purchase one (1) share of common stock.

•	If you exercise all of your rights, you will also have the right to oversubscribe on a pro rata basis for additional shares of our common stock not purchased by other shareholders.

•	Our common stock is traded on the New York Stock Exchange under the symbol “WES” and the last reported sales price of our common stock on the New York Stock Exchange on February 8, 2002 was $17.35 per share. The rights will be listed to trade on the New York Stock Exchange under the symbol “WES Rt”.

•	The rights are exercisable beginning on the date of this prospectus and will expire at 5:00 p.m., Eastern Standard Time, on March 4, 2002, unless we extend the expiration date. We will not extend the expiration date, in any event, beyond March 31, 2002.

•	Your exercise of rights is irrevocable. If this offering is terminated or if you oversubscribe for more shares than are available, your funds will be returned to you promptly, with interest if you subscribed using immediately available funds.

•	If all of the shares offered are purchased, our total outstanding shares of common stock will be increased by 9%. If you do not exercise any of the rights distributed to you, your percentage interest as a shareholder will be diluted by approximately 8.3%.

•	Ernest S. Rady, our chairman, is the beneficial owner of approximately 68% of our common stock. Mr. Rady has informed us that he intends to exercise the rights distributed to him and that he expects to also exercise his right to oversubscribe.

	Per Share	Total

Offering price:	$15.75	$51,262,029

This investment involves risk. See “Risk Factors” beginning on page 14 to read about risks that you should consider carefully before buying shares of our common stock.

     Neither the Securities and Exchange Commission nor any other regulatory body approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     The shares of common stock offered hereby are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental authority or agency.

The date of this prospectus is February 12, 2002.

PROSPECTUS SUMMARY
WESTCORP
THE OFFERING
THE WFS RIGHTS OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
RISK RELATED TO THE OFFERING
RISKS RELATED TO US
RISKS RELATED TO US ARISING FROM OUR CONSOLIDATED OPERATIONS
RISKS RELATED TO FACTORS OUTSIDE OUR CONTROL
USE OF PROCEEDS
DIVIDEND POLICY
THE OFFERING
The Rights
Basic Subscription Right
Oversubscription Right
Subscription Price
Determination of the Subscription Price
Expiration Time and Date
Plan of Distribution
Principal Stockholders
Subscription Procedures
Subscription Payments
Interest on Subscription Funds
Notice of Guaranteed Delivery
No Revocation
Method of Transferring Rights
Procedures for DTC Participants
Subscription Agent
Foreign Stockholders; Stockholders with APO or FPO Addresses
Regulatory Limitation
Withdrawal of this Offering
Issuance of the Common Stock
No Board Recommendation
No Effect on Stock Options or Bonus Interests
SHARES OF COMMON STOCK OUTSTANDING AFTER THE OFFERING
MATERIAL FEDERAL INCOME TAX CONSEQUENCES
LEGAL MATTERS
EXPERTS
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
MATERIAL CHANGES

PROSPECTUS SUMMARY

      This summary highlights certain information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” before deciding to invest in shares of our common stock.

WESTCORP

Our Company

      We are a diversified financial services holding company whose principal business activity is automobile lending. Our operations are conducted through our two principal subsidiaries, Western Financial Bank, or the Bank, and WFS Financial Inc, or WFS. We own all of the outstanding shares of the Bank, and the Bank currently owns 83% of WFS. WFS is concurrently engaged in an offering of additional shares of its common stock to its shareholders as a result of which the Bank may increase its percentage ownership of WFS.

      The Bank is a federally chartered savings association regulated by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. The banking operations conducted by the Bank do not contribute materially to our consolidated net income, but the Bank does provide significant liquidity for the operations of WFS. When we describe in this prospectus our banking activities and the financial results of those activities, we are referring to the business conducted by the Bank.

      WFS is directly engaged in the business of automobile lending. The primary source of our consolidated net income is from the business activities of WFS. When we describe in this prospectus our automobile lending activities and the financial results of those activities, we are referring to the business conducted by WFS, our second tier subsidiary, a minority interest in which is owned by other public investors. Upon consolidation, the activities of the Bank and of WFS are included in our consolidated income after adjusting the activities of WFS for the 17% minority interest in WFS held by other public investors.

Automobile Lending Operations

      Through WFS we are one of the nation’s largest independent automobile finance companies with 29 years of experience in the automobile finance industry. We originate, service and securitize new and used automobile installment contracts, which are generated through our relationships with over 7,500 franchised and independent automobile dealers in 43 states. We originated $4.9 billion of automobile contracts during the year ended December 31, 2001 and managed a portfolio of $8.2 billion of automobile contracts at December 31, 2001.

      We provide service to dealers through our nationwide network of business development representatives. Our business development representatives provide dealers with a single contact to whom they can sell most of their automobile contracts. Unlike many of our competitors, we offer programs for both prime and non-prime borrowers. Approximately 76% of our contract originations are with borrowers who have strong credit histories, otherwise known as prime borrowers, and approximately 24% of our contracts are with borrowers who have overcome past credit difficulties, otherwise known as non-prime borrowers. We do not offer programs for borrowers who are currently experiencing or recently have experienced credit difficulties, otherwise known as sub-prime borrowers.

      We underwrite contracts through a credit approval process that is supported and controlled by a centralized, automated front-end system. This system incorporates proprietary credit scoring models and industry credit scoring models and tools, which enhance our credit analysts’ ability to tailor each contract’s pricing and structure to maximize risk-adjusted returns. Our underwriters earn incentives based on the profitability rather than the volume of the contracts that they purchase.

      We structure our business to minimize operating costs while providing high quality service to our dealers. Those aspects of our business that require a local market presence are performed on a decentralized basis in our 43 offices. All other operations are centralized.

      We fund our purchases of contracts with deposits raised at the Bank which are insured by the Federal Deposit Insurance Corporation, or the FDIC, and other borrowings raised by the Bank. We securitize the contracts we have purchased on a regular basis. Since 1985, we have securitized approximately $23 billion of automobile contracts in 53 public offerings of asset-backed securities, making us the fourth largest issuer of such securities in the nation. We anticipate that we will continue to securitize contracts in transactions recorded as secured financings. We believe that the relationship maintained between our subsidiaries, WFS and the Bank, provides us a competitive advantage relative to other independent automobile finance companies by providing a significant source of liquidity at a low cost and by allowing us the ability to enter the automobile asset-backed securities market on an opportunistic basis.

      To improve our long-term profitability, we restructured our automobile lending operations in 1998. As a result, we incurred a net loss of $14.7 million in 1998 due to higher credit losses and a $15.0 million charge related to the restructuring. The higher credit losses were due to purchasing a higher percentage of non-prime contracts during 1996 and 1997, as well as servicing disruptions created by our restructuring. As part of this restructuring, we closed 96 underperforming offices and reduced our number of employees, whom we refer to as associates, by approximately 20%.

      After this restructuring, we have:

•	returned to profitability, realizing record net income of $52.6 million in 1999 and $74.7 million in 2000, a 42% increase;

•	increased operating cash flows from automobile lending operations from $16.5 million in 1998, to $102 million in 1999 and to $140 million in 2000;

•	increased automobile contract originations from $2.7 billion in 1998, to $3.3 billion in 1999 and to $4.2 billion in 2000;

•	increased prime contract originations from 68% in 1998, to 69% in 2000;

•	improved the percentage of applications funded to applications received from 13% for the first quarter of 1998 to 22% for the fourth quarter of 2000;

•	lowered automobile lending operating expenses as a percentage of average serviced contracts from 4.1% in 1998, to 3.6% in 1999 and to 3.1% in 2000; and

•	reduced automobile net chargeoffs as a percentage of average serviced contracts from 3.4% in 1998 to 2.1% in 1999 and to 1.9% in 2000.

Bank Operations

      The Bank’s primary focus is to generate diverse, low-cost funds to provide the liquidity needed to fund our acquisition of automobile contracts. We have the ability to raise significant amounts of liquidity by attracting both short-term and long-term deposits from the general public, commercial enterprises and institutions by offering a variety of accounts and rates. These funds are generated through our retail and commercial banking divisions. We may also raise funds by obtaining advances from the Federal Home Loan Bank, or the FHLB, selling securities under agreements to repurchase and utilizing other borrowings.

      Our retail banking division serves the needs of individuals and small businesses by offering a broad range of products, such as demand deposit accounts, money market accounts, certificates of deposits and other investment services through 25 retail branches located throughout California. At December 31, 2001, total deposits gathered by the retail banking division were $1.8 billion compared with $2.0 billion at both December 31, 2000 and 1999. Demand deposits and money market accounts totaled $618 million at December 31, 2001 compared with $460 million and $477 million at December 31, 2000 and 1999, respectively. At December 31, 2001, demand deposits and money market accounts represented 34% of our total retail deposits compared with 23% and 24% at December 31, 2000 and 1999, respectively.

      Our commercial banking division focuses on small and medium-sized businesses in southern California, offering loans, lines of credit and trade finance services, as well as account analysis, cash management and other commercial depository services in order to attract low-cost commercial deposits. At December 31, 2001, the commercial banking division had generated $161 million in deposits compared with $444 million and $216 million at December 31, 2000 and 1999, respectively. Commercial loans outstanding totaled $85 million at December 31, 2001 compared to $108 million and $67 million at December 31, 2000 and 1999, respectively.

      We also employ the liquidity generated by the retail and commercial banking divisions by investing in mortgage-backed securities, also known as MBS, to generate additional net interest margin, manage interest rate risk, provide another source of liquidity through repurchase agreements, support community reinvestment and housing finance and meet regulatory requirements. Net interest income from bank operations totaled $45.7 million for the year ended December 31, 2001, compared to $55.7 million and $46.0 million for the year ended December 31, 2000 and 1999, respectively. Net interest income from bank operations represented 10%, 21% and 32% of total net interest income for us on a consolidated basis for the same respective periods.

The History of Westcorp

      Western Thrift & Loan Association, a California-licensed thrift and loan association was founded in 1972. In 1973, we were formed as the holding company for Western Thrift & Loan Association under the name Western Thrift Financial Corporation. We later changed our name to Westcorp. In 1982, Westcorp acquired Evergreen Savings and Loan Association, a California-licensed savings and loan association, which became our wholly owned subsidiary of Westcorp. The activities of Western Thrift & Loan Association and Evergreen Savings and Loan Association were merged together in 1982, and Evergreen Savings and Loan Association’s name was changed ultimately to Western Financial Bank.

      Western Thrift & Loan Association was involved in automobile finance activities from its incorporation until its merger with Evergreen Savings and Loan Association. At such time, the automobile finance activities of Western Thrift & Loan Association were continued by the Bank. In 1988, Westcorp Financial Services, Inc. was incorporated as a wholly owned consumer finance subsidiary of the Bank to provide non-prime automobile finance services, a market not serviced by the Bank’s automobile finance division.

      In 1995, the Bank transferred its automobile finance division to Westcorp Financial Services and changed its name to WFS Financial Inc. In connection with that acquisition, the Bank transferred to WFS all assets relating to its automobile finance division, including the contracts held on balance sheet and all interests of the Bank in the excess spread payable from outstanding securitization transactions. The Bank also transferred all of the outstanding stock of WFS Financial Auto Loans, Inc., or WFAL, and WFS Financial Auto Loans 2, Inc., or WFAL2, the securitization entities of the Bank, thereby making these companies subsidiaries of WFS. In 1995, WFS sold approximately 20% of its shares in a public offering.

      The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision, or OTS, and the FDIC. It is further subject to certain regulations of the Board of Governors of the Federal Reserve System which governs reserves required to be maintained against deposits and other matters. The Bank is also a member of the FHLB of San Francisco, one of twelve regional banks for federally insured savings and loan associations and banks comprising the FHLB System. The FHLB System is under the supervision of the Federal Housing Finance Board. WFS and certain other subsidiaries of the Bank are further regulated in part by various departments or commissions of the states in which they do business. Federal statutes and regulations primarily define the types of loans that the Bank and its subsidiary may originate.

Market and Competition

      We believe that the automobile finance industry is the second largest consumer finance industry in the United States with over $825 billion of loan and lease originations during 2001. The industry is generally segmented according to the type of car sold (new versus used) and the credit characteristics of the borrower (prime, non-prime or sub-prime). Based upon industry data, we believe that during 2001, prime, non-prime and sub-prime loan originations in the United States were $550 billion, $150 billion and $125 billion, respectively. The U.S. captive automobile finance companies, General Motors Acceptance Corporation, Ford Motor Credit Company and Chrysler Credit Corporation account for up to approximately 39% of the automobile finance market. We believe that the balance of the market is highly fragmented and that no other market participant has greater than a 4% market share. Other market participants include the captive automobile finance companies of other manufacturers, banks, credit unions, independent automobile finance companies and other financial institutions.

      Our dealer servicing and underwriting capabilities enable us to compete effectively in the automobile finance market. Our ability to compete successfully depends largely upon our strong personal relationships with dealers and their willingness to offer to us those contracts that meet our underwriting criteria. Our relationship is fostered by the promptness with which we process and fund contracts as well as the flexibility and scope of the programs we offer. We purchase the full spectrum of prime and non-prime contracts secured by both new and used vehicles.

      The competition for contracts available within the prime and non-prime credit quality contract spectrum is more intense when the rate of automobile sales declines. Although we have experienced consistent growth for many years, we can give no assurance that we will continue to do so. Several of our competitors have greater financial resources than we have and may have a significantly lower cost of funds. Many of these competitors also have longstanding relationships with automobile dealers and may offer dealers or their customers other forms of financing or services not provided by us. The finance company that provides floor planning for the dealer’s inventory is also ordinarily one of the dealer’s primary sources of financings for automobile sales. We do not currently provide financing on dealers’ inventories. We must also compete with dealer interest rate subsidy programs offered by the captive automobile finance companies. However, frequently those programs are limited to certain models or to certain loan terms which may not be attractive to many new automobile purchasers. Also, these programs are rarely offered on used vehicles.

      Competition in the retail banking business comes primarily from commercial banks, credit unions, savings and loan associations, mutual funds, and from the corporate and government securities markets. Many of the nation’s largest savings and loan associations and other depository institutions are headquartered or have branches in California. We compete for deposits primarily on the basis of interest rates paid and the quality of service provided to our customers. We do not rely on any individual, group or entity for a material portion of our deposits.

      Competition in the commercial banking business comes primarily from other commercial banks that maintain a presence in southern California. In general, many commercial banks are more sizable institutions with larger lending capacities and depository services. We have differentiated ourselves by providing high quality service, local relationship management, prompt credit decisions, and competitive rates on both loans and depository products. Our Business Strategy

Our Business Strategy

      Our business objective is to maximize long-term profitability by efficiently purchasing and servicing prime and non-prime credit quality automobile contracts that generate strong and consistent risk-adjusted returns. We believe we will be able to achieve this objective by employing our business strategies to:

•	produce consistent, measured growth through our outstanding dealer relationships;

•	price automobile contracts to maximize risk-adjusted returns by using advanced technology and experienced underwriters;

•	create operating efficiencies through technology and best practices;

•	generate low cost liquidity through diverse funding sources, including positive operating cash flows; and

•	record high quality earnings and to maintain a conservative well-capitalized balance sheet.

Produce Consistent, Measured Growth Through Our Outstanding Dealer Relationships

      Over the past five years, we have experienced a compounded annual growth rate in automobile contract purchases of 18%. We provide a high degree of personalized service to our dealership base by marketing, underwriting and purchasing contracts on a local level. Our focus is to provide each dealer superior service by providing a single source of contact to meet the dealer’s prime and non-prime financing needs. We believe that the level of our service surpasses that of our competitors by making our business development representatives available any time a dealer is open, making prompt credit decisions, negotiating credit decisions within available programs by providing structural alternatives and funding promptly.

      Growth of originations is achieved primarily through increased dealer penetration. We intend to increase contract purchases from our current dealer base as well as develop new dealer relationships. Prior to 1995, we originated contracts in seven, primarily western states. Subsequently, we increased our geographic penetration nationwide. Although our presence is well established throughout the country, we believe that we still have opportunities to build market share, especially in those states which we entered since 1994. In addition, we have improved our dealer education and delivery systems in order to increase the ratio of contracts purchased to the number of applications received from a dealer, thereby improving the efficiency of our dealer relationships. We are also seeking to increase contract purchases through new dealer programs targeting high volume, multiple location dealers. These programs focus on creating relationships with dealers to achieve higher contract originations and improving efficiencies. We also originate loans directly from consumers and purchase loans from other finance companies on a limited basis. Additionally, we continue to explore other distribution channels, including the Internet, and are piloting different dealer-centric approaches to determine the most effective Internet strategies.

Price Automobile Contracts to Maximize Risk-Adjusted Returns By Using Advanced Technology and Experienced Underwriters

      Quality underwriting and servicing are essential to effectively assess and price for risk and to maximize risk-adjusted returns. We rely on a combination of credit scoring models, system controlled underwriting policies and the judgment of our trained credit analysts to make risk-based credit decisions. We use credit scoring to differentiate applicants and to rank order credit risk in terms of expected default probability. Based upon this statistical assessment of credit risk, the underwriter is able to appropriately tailor contract pricing and structure.

      To achieve the return anticipated at origination, we have developed a disciplined behavioral servicing process for the early identification and cure of delinquent contracts and for loss mitigation. In addition, we provide credit and profitability incentives to our associates to make decisions consistent with our underwriting policies by offering bonuses based both on individual and office-wide performance. The following table shows the improvement in risk-adjusted margins on contracts originated over the past several years:

	Year Ended December 31,

	2001	2000	1999	1998	1997

Weighted average coupon(1)	14.37%	14.93%	14.65%	14.59%	15.33%
Interest on borrowings(1)	5.03	7.33	6.23	5.95	6.36

Net interest margins	9.34	7.60	8.42	8.64	8.97
Credit losses(2)	2.27	1.91	2.13	3.42	3.02

Risk-adjusted margins	7.07%	5.69%	6.29%	5.22%	5.95%

(1)	Represents the rate on contracts originated during the periods indicated.

(2)	Represents the rate on managed automobile contracts during the periods indicated.

Create Operating Efficiencies Through Technology and Best Practices

      Since 1997, we have spent approximately $40 million on new technology and we have evaluated all aspects of our operations in order to streamline processes and employ best practices throughout the organization.

      Our key technology systems implemented through this process include:

•	automated front-end origination system which calculates borrower ratios, maintains lending parameters and approval limits, accepts electronic applications and directs applications to the appropriate credit analyst, all of which have reduced the cost of receiving, underwriting and funding automobile contracts;

•	custom designed proprietary scoring models that rank order the risk of loss occurring on a particular automobile contract;

•	behavioral delinquency management system which improves our ability to queue accounts according to the level of risk, monitor collector performance and track delinquent automobile accounts;

•	centralized and upgraded borrower services department which includes remittance processing, interactive voice response technology and direct debit services;

•	centralized imaging system that provides for the electronic retention and retrieval of account records; and

•	data warehouse that provides analytical tools necessary to evaluate performance of our portfolio by multiple dimensions.

      As a result of these efforts, we have reduced our operating costs as a percent of managed loans from a high of 4.4% during the second quarter of 1998 to 2.8% for the fourth quarter of 2001. We have substantially completed the implementation of our legacy systems and major changes to business practices. We will, however, continue to evaluate new technology and best practices to further improve our operating efficiencies.

Generate Low Cost Liquidity Through Diverse Funding Sources, Including Positive Operating Cash Flows

      We provide diverse, low-cost funds through our retail and commercial banking divisions as well as our ability to obtain advances from the FHLB, sell securities under agreements to repurchase and utilize other borrowing sources. These significant and diverse sources of funds provide liquidity at a low cost to fund our automobile contract purchases and allow us to opportunistically enter the automobile contract asset-backed securities market. Cash flows from operations provide an additional source of liquidity for us. For the year ended December 31, 2001, we generated $180 million in positive cash flows from our automobile operations. We maintain a significant liquidity portfolio of cash and mortgage-backed securities on our balance sheet, which totaled $2.2 billion as of December 31, 2001. This liquidity portfolio provides us with additional funding security and also affords us greater flexibility to structure securitizations with attractive features.

Record High Quality Earnings and to Maintain a Conservative Well-capitalized Balance Sheet

      Presenting high quality earnings and maintaining a conservative and well-capitalized balance sheet has been our focus since our founding in 1972. We believe that this strategy ensures success over the long-term rather than providing extraordinary short-term results and is manifested by the success that we have enjoyed over the past 29 years.

      Components of this strategy include accounting for our automobile securitizations as secured financings rather than sales, maintaining solid allowances for credit losses and ensuring that we meet all regulatory requirements to be considered “well-capitalized”.

      Since March 2000, we have structured our securitizations as secured financings. By accounting for our automobile securitizations as secured financings, no gain on sale or subsequent contractual servicing and retained interest income is recognized. Instead, the earning of the contracts in the trust and the related financing costs are reflected over the life of the underlying pool of contracts as net interest income. Additionally, no RISA is recorded on the balance sheet, which must be written off over the average life of a securitization. This asset is subject to impairment if assumptions made about the performance of a securitization are not realized. At December 31, 2001, RISA (net of tax) as a percent of equity was 4.1%. We expect the RISA to be fully amortized by the end of 2002.

      We maintain an allowance for credit losses for both on and off balance sheet loans. Our on balance sheet allowance for credit losses as a percentage of loans receivable was 2.3% and 2.6% as of December 31, 2001 and 2000, respectively. Our off balance sheet allowance for credit losses as a percentage of outstanding automobile contracts sold through securitizations was 3.9% and 4.2%, respectively.

      At December 31, 2001, we had a total risk-based capital ratio of 11.86%, a Tier 1 risk-based capital ratio of 8.49%, and a leverage ratio of 7.29%, compared to “well-capitalized” regulatory requirements of 10.0%, 6.0% and 5.0%, respectively. Pro forma for this Offering, we exceed “well-capitalized” regulatory minimum standards by a significant margin. Because of our “well-capitalized” status, we have no institution specific liquidity or regulatory constraints on our operations.

Our Address

      Our principal executive office and mailing address is 23 Pasteur, Irvine, California 92618-3816, and our telephone number is (949) 727-1002. Our Web site address is http://www.westcorpinc.com. The information contained in our Web site does not constitute part of this prospectus.

THE OFFERING

The Offering	We are offering to sell 3,254,732 shares of our common stock upon the exercise of subscription rights. The subscription rights will be distributed by first class mail on or about February 13, 2002 to our holders of record as of the February 12, 2002 record date. If all of the shares offered are purchased, our total outstanding shares of common stock will be increased by 9%.

Record Date	February 12, 2002.

Subscription Price	$15.75 per share.

Basic Subscription Right	We are granting each person who was a record holder of our common stock at the close of business on February 12, 2002 one right for each share of common stock held on that date. To exercise your rights, you must deliver 11 rights for each share of common stock for which you subscribe. There is no minimum amount of shares you must purchase, but you may not purchase fractional shares. You will receive a subscription warrant evidencing your subscription rights. When determining the number of shares we will issue, divide the number of subscription rights you own, whether distributed to you by us or otherwise acquired by you, by 11 and round down to the next whole number. For example, if you own 100 subscription rights, you may subscribe for 9 shares (100 subscription rights ÷ 11 = 9.09, rounded down to 9 shares, the next whole number).

Oversubscription Right	If you fully exercise your rights by subscribing for the maximum number of whole shares you may purchase based upon the number of rights you own, and other shareholders do not fully exercise their rights, you may elect to purchase additional shares of common stock. We cannot assure you that any additional shares of common stock will be available for purchase. Any amounts tendered by you not used to purchase additional shares will be promptly refunded to you, with interest if you subscribed using immediately available funds. See “The Offering—Interest on Subscription Funds”.

If shares of common stock are available for purchase pursuant to this oversubscription right, but the number of shares is not sufficient to satisfy in full all oversubscriptions received by us, the number of shares available will be allocated on a pro rata basis based upon the number of rights exercised by each person seeking to oversubscribe as of the final expiration date of the offering.

Expiration Date	The rights will expire on March 4, 2002 at 5:00 p.m., Eastern Standard Time, unless we decide, in our sole discretion, to extend the expiration date. We will not extend the expiration date, in any event, beyond March 31, 2002.

Termination	We may cancel this offering at any time, in which case we will promptly return your subscription payment to you, with interest if you subscribed using immediately available funds. See “The Offering—Interest on Subscription Funds”.

Exercise of Rights by Ernest S. Rady	Ernest S. Rady, our Chairman, is the beneficial owner of approximately 68% of our common stock. Mr. Rady has informed us that he intends to exercise the rights distributed to him and that he expects to also exercise his right to oversubscribe.

If you do not exercise your Rights	If all of the shares of common stock which we are offering are purchased upon the exercise of basic subscription rights and oversubscription rights, our total outstanding shares of common stock will be increased by 9%. If you do not exercise any of the rights distributed to you, your percentage interest as a shareholder will be diluted by approximately 8.3%.

Exercising Your Rights	Your rights will be evidenced by a subscription warrant which will be distributed to stockholders of record at the close of business on the record date. You may exercise your rights by properly completing and signing the subscription warrant and returning it, with full payment for the shares you are subscribing for, to the subscription agent by the expiration date. You may elect to exercise your basic subscription rights in whole or in part, and if you exercise your basic subscription rights in full, your oversubscription rights. See “The Offering—Subscription Payments” for details about delivery and payment. Rights not exercised by the expiration date will be null and void after the expiration date.

You will receive all shares for which you subscribe pursuant to your basic subscription rights. If your oversubscription is not completely filled, we will send you a check for all shares we were unable to allocate to you. Interest will be paid on returned subscription funds if you subscribed using immediately available funds.

YOUR SUBSCRIPTION IS IRREVOCABLE AFTER YOU SUBMIT THE SUBSCRIPTION DOCUMENTS.

Transferability of Rights	Your subscription rights are transferable and we expect that they will trade on the New York Stock Exchange under the symbol “WES Rt” until the close of business on the last trading day prior to the expiration date. You may request that the subscription agent attempt to sell your rights for you. The subscription agent must receive your properly completed and executed subscription warrant by 11:00 a.m., Eastern Standard time, on the third trading day before the expiration date if you are seeking to sell your rights. We can give you no assurance that the subscription agent will be able to sell your rights or as to the price at which they will be sold.

Subscription Procedures	You may exercise your basic subscription rights and, if you elect to do so as well, your oversubscription rights by properly completing and signing the subscription warrant which accompanies this prospectus. You must then return the completed and signed subscription warrant with full payment for the total number of shares you are subscribing for to Mellon Bank, N.A., our Subscription Agent. Your payment may be made by bank certified check, cashier’s check or wire transfer.

Subscription Agent	Mellon Bank, N.A. c/o Mellon Investor Services LLC 85 Challenger Road Ridgefield Park, New Jersey 07660 Attention: Reorganization Department

Information Agent	Mellon Investor Services LLC 44 Wall Street New York, New York 10005

Stock Certificates	Certificates representing shares of common stock will be delivered to subscribers with respect to the exercise of basic subscription rights within two business days after the expiration date. We will deliver certificates representing shares of common stock allocated with respect to the exercise of oversubscription rights within ten business days following the expiration date.

Federal Income Tax Consequences	Your receipt or exercise of subscription rights should not be treated as a taxable event for United States federal income tax purposes. The purchase or sale of subscription rights may result in a taxable gain or loss. Please see “Material Federal Income Tax Consequences.”

Questions	If you have any questions about the rights offering, including questions about subscription procedures and requests for additional copies of this prospectus or other documents, please contact the information agent, Mellon Investor Services LLC, at (866) 825-8874.

Risk Factors	An investment in shares of our common stock involves a high degree of risk. Please see “Risk Factors.”

Use of Proceeds	The net proceeds of this offering will be used by us for general corporate purposes and in particular to finance our growth in automobile contracts purchased.

THE WFS RIGHTS OFFERING

      WFS, our second tier subsidiary, is currently 83% owned by the Bank, our first tier subsidiary. The balance of the common stock of WFS is owned by public investors. The common stock of WFS is traded on the Nasdaq Stock Market® under the symbol WFSI. WFS is concurrently engaged in a rights offering and is distributing rights to its shareholders of record entitling those shareholders to purchase up to 6,137,926 newly issued shares of WFS common stock. The Bank, as the principal shareholder of WFS has informed us and WFS that it intends to exercise in full its right to subscribe and that it expects to also exercise its right to oversubscribe. As a result, the Bank expects that it will continue to own not less than 83% of WFS and that its percentage of ownership may increase if other shareholders elect not to exercise the rights distributed to them in full. You will not have any right to purchase shares of WFS through this offering of Westcorp common stock, but if the percentage of WFS owned by the Bank increases at the conclusion of the WFS rights offering the indirect interest of our shareholders in WFS will be correspondingly increased.

SUMMARY FINANCIAL DATA

      The following table presents summary financial data for the years ended December 31, 2001, 2000 and 1999. Since the information in this table is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read our Consolidated Financial Statements as incorporated herein by reference.

	For the Year Ended December 31,

	2001	2000	1999

	(Dollars in thousands, except per share
	amounts)
Consolidated Summary of Operations
Interest income	$962,627	$583,821	$297,616
Interest expense	491,944	313,654	153,309

Net interest income	470,683	270,167	144,307
Provision for credit losses	196,977	82,133	38,400

Net interest income after provision for credit losses	273,706	188,034	105,907
Noninterest income	78,883	177,643	210,006
Noninterest expense(1)	244,871	221,191	217,437

Income (loss) before income taxes	107,718	144,486	98,476
Income taxes (benefit)	41,675	58,132	41,460

Income (loss) before minority interest	66,043	86,354	57,016
Minority interest in earnings (loss) of subsidiaries	10,369	11,852	6,522

Income (loss) before extraordinary item	55,674	74,502	50,494
Extraordinary gain from early extinguishment of debt, net of tax	16	241	2,132

Net income (loss)	$55,690	$74,743	$52,626

Other Selected Financial Data
Book value per share	$16.80	$15.26	$13.26
Weighted average number of shares and common share equivalents—diluted	34,485,127	29,525,677	26,505,128
Income (loss) before extraordinary item	$1.61	$2.52	$1.91
Extraordinary item		0.01	0.08

Net income (loss) per share—diluted	$1.61	$2.53	$1.99

Dividends per share	$0.44	$0.30	$0.20
Dividend payout ratio	27.3%	11.9%	10.1%

(1)	Includes $18.0 million in restructuring charges in 1998.

	December 31,

	2001	2000	1999

	(Dollars in thousands)
Consolidated Summary of Financial Condition
Assets:
Cash and other assets	$330,345	$611,088	$714,357
Loans:
Consumer(1)	7,074,383	4,309,036	1,516,669
Mortgage(2)	373,455	507,431	598,302
Commercial	85,312	107,586	66,927
Mortgage-backed securities	2,092,225	2,230,448	1,431,376
Investments and time deposits	116,677	102,321	171,143

Total Assets	$10,072,397	$7,867,910	$4,498,774

Liabilities:
Deposits	$2,329,326	$2,478,487	$2,212,309
Notes payable on automobile secured financings	5,886,227	3,473,377
FHLB advances and other borrowings	723,675	616,193	498,901
Amounts held on behalf of trustee	280,496	494,858	687,274
Subordinated debt	147,714	189,962	199,298
Other liabilities	85,994	71,221	59,140

Total Liabilities	9,453,432	7,324,098	4,118,026
Minority interest in equity of subsidiaries	78,261	56,644	28,030
Shareholders’ equity	540,704	487,168	352,718

Total Liabilities and Shareholders’ Equity	$10,072,397	$7,867,910	$4,498,774

Other Selected Financial Data
Average assets	$9,280,377	$6,242,668	$3,952,360
Return on average assets	0.60%	1.20%	1.33%
Average shareholders’ equity	$554,604	$431,486	$337,886
Return on average shareholders’ equity	10.04%	17.32%	15.58%
Equity to assets ratio	5.37%	6.19%	7.84%
Originations:
Consumer loans	$4,869,970	$4,232,115	$3,355,732
Mortgage loans	23,001	33,124	276,936
Commercial loans	291,944	266,342	237,316

Total originations	$5,184,915	$4,531,581	$3,869,984

Interest rate spread	4.99%	4.37%	3.59%

(1)	Net of unearned discounts.

(2)	Net of undisbursed loan proceeds.

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. Our business, operating results and financial condition could be adversely affected by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes incorporated herein by reference.

      This prospectus also contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions, and the assumptions underlying or relating to any of these statements. These statements may be identified by the use of words such as “expects,” “anticipates,” “intends,” and “plans” and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus.

RISK RELATED TO THE OFFERING

If you do not exercise your full basic subscription right, your percentage ownership and voting rights of Westcorp will decrease.

      If you choose not to exercise your basic subscription right in full, your relative ownership interest in Westcorp will be diluted to the extent others exercise their subscription rights. Your voting rights and percentage interest in any of Westcorp’s net earnings will also be diluted if you do not exercise your rights in full. We are unable to determine the total number of shares that will be actually sold in the offering, but, if all of the shares of common stock which we are offering are purchased upon the exercise of basic subscription rights and oversubscription rights, our total outstanding shares of common stock will be increased by 9%. If you do not exercise any of the rights distributed to you, your percentage interest as a shareholder will be diluted by approximately 8.3%.

The offering price was determined by our Board of Directors and bears no relationship to the value of our assets, financial condition or other established criteria for value. Our common stock may trade at prices above or below this price.

      Our Board of Directors determined the offering price after considering a number of factors including:

•	current market price of our stock;

•	book value of our stock;

•	past operations;

•	cash flows;

•	earnings;

•	our overall financial condition; and

•	our future prospects, including specifically the prospects of WFS and the Bank.

      The Board of Directors did not assign weighting to any one factor in setting the offering price or determine the offering price through the application of an objective formula. Rather, our board of directors determined the offering price subjectively after considering these and other factors. After the date of this prospectus, our common stock may trade at prices above or below the offering price.

You may not revoke your subscription exercise and could be committed to buying shares above the prevailing market price.

      The public trading market price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below $15.75, you will have committed to buying shares of common stock at a price above the prevailing market price. Our common stock is traded on the New York Stock Exchange under the symbol “WES” and the last reported sales price of our common stock on the New York Stock Exchange on February 8, 2002 was $17.35 per share. Once you have exercised your subscription rights, you may not revoke your exercise unless we amend the offering, in which event you will have the right to cancel your subscription and promptly receive back any funds you have delivered, without interest, or to reaffirm your exercise of your subscription rights under the terms of the offering, as so amended. Moreover, you may be unable to sell your shares of common stock at a price equal to or greater than the offering price.

Because we may terminate the offering at any time, your participation in the offering is not assured.

      Once you exercise your subscription rights, you may not revoke the exercise for any reason unless we amend the offering. We may terminate the offering at any time. If we decide to terminate the offering, we will not have any obligation with respect to the subscription rights except to return any subscription payments, with interest if you subscribed using immediately available funds. See “The Offering—Interest on Subscription Funds”.

We have broad discretion in how we use the proceeds from this offering and may use them in ways with which you disagree.

      We have not allocated specific amounts of the net proceeds to any particular growth plans. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The failure of management to use such funds effectively could have a material adverse effect on our financial position, liquidity and results of operations by reducing or eliminating our net income from operations.

RISKS RELATED TO US

The ownership of our common stock is concentrated, which may result in conflicts of interest and actions that are not in the best interests of other stockholders.

      Ernest S. Rady is the founder, the Chairman of the Board of Directors and the Chief Executive Officer of Westcorp. Mr. Rady is also the Chairman of the Board of Directors of the Bank and WFS. Mr. Rady is the beneficial owner of approximately 68% of the outstanding shares of common stock of Westcorp and will be able to exercise significant control over our company. In addition, Mr. Rady has advised us that he intends to exercise the basic subscription rights controlled by him in full and also expects to oversubscribe. The exact number of shares he and the entities he controls will be able to purchase pursuant to oversubscription rights cannot be determined at this time.

      Accordingly, the common stock ownership of Mr. Rady will enable him to elect all of our directors and effectively control the vote on all matters submitted to a vote of our stockholders, including mergers, sales of all or substantially all of our assets and “going private” transactions. Because of the significant block of common stock controlled by Mr. Rady, decisions may be made that, while in the best interest of Mr. Rady, may not be in the best interest of other stockholders.

RISKS RELATED TO US ARISING FROM OUR CONSOLIDATED OPERATIONS

      As a holding company, the results of our operations and our financial condition are dependent upon the business activities of our two principal consolidated subsidiaries, the Bank and WFS. In this section of this prospectus we provide information about risks with respect to an investment in our common stock due to the material affect our subsidiaries activities have on our consolidated operations and financial condition. While a specific risk may relate to one or both of the Bank or WFS, the effect of that risk is its impact on our consolidated operations and financial condition. As a result, the following are risks of investing in our common stock.

The availability of our financing sources may depend on factors outside of our control.

      We depend on a significant amount of financing to operate our business. We employ a business strategy to utilize diverse funding sources to fund our operations. These sources include raising both short-term and long-term deposits from the general public, commercial enterprise and institution by offering a variety of accounts and rates through our retail and commercial banking operations. In addition, we raise funds though the collection of principal and interest from loans, automobile asset-backed securities, commercial paper, advances from the FHLB, repurchase agreements, subordinated debentures and other borrowings. The sources used vary depending on such factors as rates paid, maturities, and the impact on capital.

      The availability of these financing sources may depend on factors outside of our control, including regulatory issues such as the capital requirements of the Bank, debt ratings, competition, a market for automobile asset-backed securities and our ability to receive financings from other financial institutions. If we were unable to raise the necessary financing to run our business, we would have to curtail our loan origination activities, which would have a material adverse effect on our financial position, liquidity and results of operations by increasing our interest expense, reducing our interest income and our ability to remain a preferred source of financing for the dealers from whom we purchase automobile contracts.

We may not be able to generate sufficient operating cash flows to run our business.

      Our business requires substantial operating cash flows. Operating cash requirements include amounts paid to dealers for acquisition of automobile contracts, expenses incurred in connection with the securitization of automobile contracts, capital expenditures for new technologies and ongoing operating costs. Our primary source of operating cash comes from the excess cash flows received from securitization trusts and loans held on the balance sheet. The timing and amount of excess cash flow from loans varies based on a number of factors, including but not limited to:

•	the rates of loan delinquencies, defaults and net losses;

•	how quickly and at what price repossessed vehicles can be resold;

•	ages of the loans in the portfolio; and

•	levels of voluntary prepayments.

      Any adverse change in these factors could reduce or eliminate excess cash flows to us. Although we currently have positive operating cash flows, we cannot assure you that we will continue to generate positive cash flows in the future, which could have a material adverse effect on our financial position, liquidity and results of operations by reducing or eliminating our net income from operations.

Changes in our securitization program could adversely affect our liquidity and earnings.

      Our business depends on our ability to aggregate and sell automobile contracts in the form of publicly offered asset-backed securities. These sales generate cash proceeds that allow us to repay amounts borrowed and to purchase additional contracts. Changes in our asset-backed securities program could materially adversely affect our earnings or ability to purchase and resell automobile contracts on a timely basis. Such changes could include a:

•	delay in the completion of a planned securitization;

•	negative market perception of us; and

•	failure of the contracts we intend to sell to conform to insurance company and rating agency requirements.

      If we are unable to use a securitization program, we may have to curtail our automobile contract purchasing activities, which would have a material adverse effect on our financial position, liquidity and results of operations as a material element of our operations depends upon our remaining a preferred source of financing for the dealers from whom we purchase automobile contracts. If we are not considered to be a preferred source of financing by a dealer, that dealer will sell the automobile contracts of the quality we seek to purchase to our competitors.

We depend on our credit enhancements to maintain favorable interest rates and cash requirements for our automobile asset-backed securitization transactions.

      To date, all but one of our automobile asset-backed securitization transactions have used credit enhancement in the form of financial guaranty insurance policies issued by Financial Security Assurance Inc., or FSA. These insurance policies are currently one of the most effective and least capital intensive forms of credit enhancement. We use this credit enhancement to achieve “AAA/ Aaa” ratings on our securitizations for those securities sold to the public, which reduces the overall costs of a transaction relative to alternative forms of financing available to us. FSA is not required to insure our securitizations and we cannot assure you that it will continue to do so or that our future securitizations will be similarly rated. Likewise, we are not required to use financial guaranty insurance policies issued by FSA or any other form of credit enhancement in connection with our securitizations. A downgrading of FSA’s credit rating, FSA’s withdrawal of credit enhancement or the lack of availability of reinsurance or other alternative credit enhancements could result in higher interest costs for our future securitizations and/or larger initial spread account deposit requirements if we are unable to obtain similar policies on similar terms. These events could have a material adverse effect on our financial position, liquidity and results of operations by increasing the total costs of our securitization activities and thereby reducing our net income.

If we lose our reinvestment contract relationship or if our reinvestment contracts are no longer deemed eligible investments, we may not be able to obtain comparable financing.

      We have access to the cash flows of the automobile contracts sold to the securitization trust in each of the outstanding securitization transactions, including the cash held in each spread account, through a series of agreements into which, the Bank, WFS, and WFAL2, and other parties have entered. We are permitted to use that cash as we determine, including in the ordinary business activities of originating contracts.

      In each securitization transaction, the securitization agreements require that all cash flows of the relevant trust and the associated spread accounts be invested in an eligible investment. The Bank and WFAL2 have entered into a reinvestment contract in connection with each securitization transaction, which is deemed to be an eligible investment under the relevant securitization agreements.

      A limited portion of the funds invested in reinvestment contracts may be used by WFAL2 and the balance may be used by the Bank. The Bank makes its portion of the invested funds available to WFS through a reinvestment contract. Under the reinvestment contract with WFS and the Bank, WFS receives access to all of the cash available to the Bank under each trust reinvestment contract. WFS is obligated to repay to the Bank an amount equal to the cash it used when needed by the Bank to meet its obligations under the individual trust reinvestment contracts. With the portion of the cash available to WFAL2 under the individual trust reinvestment contracts, WFAL2 purchases contracts from WFS according to the terms of sale and servicing agreements entered into with WFS. If the reinvestment contracts were no longer deemed an eligible investment, which determination could be made by either of the securitization rating agencies or FSA in their sole discretion, we would no longer have the ability to use this cash in the ordinary course of business and would need to obtain alternative financing, which may only be available on less attractive terms. If we were unable to obtain additional financing, we may have to curtail our contract purchasing activities, which would also have a material adverse effect on our financial position, liquidity and results of operations by reducing our interest income and our ability to remain a preferred source of financing for the dealers from whom we purchase automobile contracts.

A loss of contractual servicing rights could have a material effect on our business.

      As servicer of all our securitized automobile contracts, we are entitled to receive contractual servicing fees. Contractual servicing fees are earned at rates ranging from 1.0% to 1.25% per annum on the outstanding balance of contracts securitized. FSA, as guarantor, can terminate our right to act as servicer upon the occurrence of events defined in the sale and servicing agreements for securitized contracts, such as our bankruptcy or material breach of warranties or covenants. Any loss of such servicing rights could have a material adverse effect on our financial position, liquidity and results of operations by reducing our net income upon the elimination of that contractual servicing income.

We expect our operating results to continue to fluctuate, which may adversely impact our business and our stockholders.

      Our results of operations have fluctuated in the past and are expected to fluctuate in the future. Factors that could affect our quarterly earnings include but are not limited to:

•	variations in the volume of loans originated, which historically tends to be lower in the first and fourth quarters of the year;

•	interest rate spreads;

•	the effectiveness of our hedging strategies;

•	credit losses, which historically tend to be higher in the first and fourth quarters of the year; and

•	operating costs.

Failure to implement our business strategy could adversely affect our operations.

      Our financial position and results of operations depend on our ability to execute our business strategy, which includes the following key elements:

•	producing measured growth in contract originations;

•	leveraging technology to improve our business;

•	effectively pricing contracts relative to risk; and

•	utilizing the diverse funding sources of the Bank.

Our failure or inability to execute any element of our business strategy could materially adversely affect our financial position, liquidity and results of operations.

We have broad discretion in how we use the proceeds from this offering and may use them in ways with which you disagree.

      We have not allocated specific amounts of the net proceeds to any particular growth plans. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The failure of management to use such funds effectively could have a material adverse effect on our financial position, liquidity and results of operations.

RISKS RELATED TO FACTORS OUTSIDE OUR CONTROL

We may be unable to successfully compete in our industry.

      The auto finance business is highly competitive. We compete with captive auto finance companies owned by major automobile manufacturers, banks, credit unions, savings associations and independent consumer finance companies that conduct business in the geographic regions in which we operate. Many of these competitors have greater financial and marketing resources than we have. Additionally, on occasion the captive finance companies provide financing on terms significantly more favorable to auto purchasers than we can offer. For example, the captive finance companies can offer special low interest loan programs as incentives to purchasers of selected models of automobiles manufactured by their respective parent manufacturers.

      Many of our competitors also have long standing relationships with automobile dealers and may offer dealers or their customers other forms of financing, including dealer floor plan financing and leasing, which we do not provide. Providers of automobile financing have traditionally competed on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and customers. In seeking to establish ourself as one of the principal financing sources of the dealers we serve, we compete predominately on the basis of our high level of dealer service and strong dealer relationships and by offering flexible loan terms.

      Competition in the retail banking business comes primarily from commercial banks, credit unions, savings and loan associations, mutual funds, and issuers of securities. Many of the nation’s largest savings and loan associations and other depository institutions are headquartered or have branches in California. We compete for deposits primarily on the basis of interest rates paid and the quality of service provided to our customers. We do not rely on any individual, group or entity for a material portion of our deposits.

      Competition in the commercial banking business comes primarily from other commercial banks that maintain a presence in southern California. In general, many commercial banks are more sizable institutions with larger lending capacities and depository services. We have differentiated ourselves by providing high quality service, local relationship management, prompt credit decisions, and competitive rates on both loans and depository products. We cannot assure you that we will be able to compete successfully in these markets or against these competitors.

Legal and regulatory requirements may restrict our ability to do business.

      The Bank is subject to inspection and regulation by the OTS, the primary federal banking agency responsible for the supervision and regulation of the Bank. The most significant impact of such regulation and supervision is that absent approval by the OTS, we are precluded from holding consumer loans, including contracts, on the consolidated balance sheet of the Bank, in an aggregate principal balance in excess of 30% of the total consolidated assets of the Bank. The limitation is increased to 35% of the Bank’s consolidated assets if all of the consumer loans in excess of the 30% limit are obtained by the Bank and its subsidiaries directly from consumers. Our securitization activities, however, enable us to remove securitized contracts from the Bank’s balance sheet for regulatory purposes. As a result, those securitized contracts are not included in the calculation of the percentage of the Bank’s consolidated assets subject to either the 30% or 35% limitation on consumer loans.

      If we are unable to continue to securitize the automobile contracts we purchase this regulatory limitation may force us to limit our acquisition of new automobile contracts, thereby adversely affecting our ability to remain a preferred source of financing for the dealers from whom we purchase automobile contracts.

The adoption of regulations proposed by the OTS and the recent publication of guidance may affect capital requirements for the Bank.

      The OTS, with the other federal banking agencies, has adopted new regulations relating to the amount of capital that the Bank must hold with respect to residual interests arising from the sale or other transfer of financial assets. These regulations will require institutions to hold capital against the full value of the residual interests retained and will also require that residual interests which are credit-enhancing interest-only strips in excess of certain specified limits be deducted from capital. As a result, the regulation may require that the Bank hold higher levels of capital as a result of the Bank’s consolidated ownership of these residual interests.

      The new regulation became effective on January 1, 2002 for any transaction that closes on or after that date. For transactions closed before that date, an institution can elect to have the regulation apply to those earlier transactions if it will result in a reduced capital requirement for the institution. Conversely, if application of the new regulation to transactions closed before January 1, 2002 will result in increased capital requirements, the affected institution may defer application of the regulation to those transactions until December 31, 2002. As the effect of the regulation will be to increase the Bank’s capital requirements, the regulation will not become applicable to the Bank’s pre-January 1, 2002 transactions until December 31, 2002. As a result of maintaining higher levels of capital to the extent required by this new regulation, our earnings may be affected by our inability to invest our assets to a greater extent in higher income producing assets.

      In addition, the OTS proposed and withdrew in 2000 a proposed regulation that, if adopted, would have required the Bank to give the OTS notice of certain transactions between the Bank and us or our non-bank subsidiaries. If the transaction is one that would have fallen within this proposed regulation, the OTS sought to reserve the right to either limit or preclude the transaction or to permit it only upon conditions, including that additional capital be held by the Bank or by us as a savings and loan holding company. Although the OTS has withdrawn such proposal, agency officials have indicated that it may be reissued in a revised form in the future.

      The OTS, along with other federal banking regulatory agencies, has adopted guidance pertaining to subprime lending programs. Pursuant to the guidance, lending programs which provide credit to borrowers whose credit histories reflect specified negative characteristics, such as bankruptcies or payment delinquencies, are deemed to be subprime lending programs. Many of the loans that the Bank originates possess one or more of the factors identified in the guidance as indicative of a subprime loan. Pursuant to the guidance, examiners may require that an institution with a subprime lending program hold additional capital which ranges from one and one-half to three times the normal capital required for similar loans made to borrowers who are not subprime borrowers, although institutions whose subprime loans are well secured and well managed may not be required to hold additional capital. The Bank has not been instructed by the OTS to hold additional capital pursuant to the guidance, nor has it been advised by the OTS that it has been engaged in a subprime lending program.

      We cannot predict whether the Bank will be required, following its next examination, to hold additional capital with respect to those automobile contracts it holds as to which the borrowers are deemed by the OTS to be subprime borrowers. To the extent that the guidance, as implemented, requires the Bank to raise and continue to maintain higher levels of capital, our earnings may be affected by our inability to invest our assets to a greater extent in higher income producing assets.

USE OF PROCEEDS

      We expect to receive net proceeds from the sale of 3,254,732 shares of common stock offered by us pursuant to this rights offering of approximately $51 million, assuming that all shares offered are purchased. The purpose of the offering is to provide us with additional capital for general corporate purposes and in particular to fund our growth, including increasing the amount of automobile contracts we can acquire and hold prior to a sale or financing transaction in the asset-backed securities market.

DIVIDEND POLICY

      We paid cash dividends of $0.43, $0.30, and $0.20 per share for the years ended December 31, 2001, 2000 and 1999, respectively. On December 18, 2001, we declared a cash dividend of $0.11 per share for shareholders of record as of February 6, 2002 with a payable date of February 20, 2002. We cannot assure you that our dividend policy will not change in the future.

THE OFFERING

The Rights

      We are offering our shareholders the right to subscribe for and purchase 3,254,732 shares of common stock at $15.75 per share. Only those shareholders of record who own common stock at the close of business on February 12, 2002 will receive subscription rights directly from us to purchase stock in the rights offering. The subscription rights are transferable and any person who acquires subscription rights before the March 4, 2002 expiration date may exercise these subscription rights. You are a record holder for this purpose only if your name is registered as a shareholder with our transfer agent, Mellon Investor Services LLC, as of the February 12, 2002 record date. We are distributing a subscription warrant with this prospectus. The subscription warrant will evidence your subscription rights and will indicate how many rights you are receiving from us. If you execute a subscription warrant you are agreeing that your exercise of rights is on the terms and subject to the conditions specified in this prospectus.

      When determining the maximum number of shares which you may purchase, divide the number of subscription rights you own, whether distributed to you by us or otherwise acquired by you, by 11 and round down to the next whole number. For example, if you own 100 subscription rights, you may subscribe for 9 shares (100 subscription rights ÷ 11 = 9.09, rounded down to 9 shares, the next whole number). We will not pay cash for or issue fractional rights. You may not divide a subscription warrant in such a way as to permit you to receive a greater number of rights than you are otherwise entitled to receive. However, a depository, bank, trust company or securities broker or dealer holding shares of our common stock for more than one beneficial owner, may, upon proper showing to the Subscription Agent, exchange its subscription warrant to obtain several subscription warrants for the number of rights to which all such beneficial owners in the aggregate would have been entitled had each beneficial owner been a holder of record.

Basic Subscription Right

      We are distributing to each record holder one right for each share of common stock held as of the close of business on the February 12, 2002 record date. If you hold rights, you may purchase one share of common stock for each 11 rights that you hold. You may combine rights you have received from us with rights that you have purchased from other shareholders. There is no minimum number of shares you must purchase upon the exercise of your rights, but you may not purchase fractional shares. This is your Basic Subscription Right. If you subscribe for shares by tendering immediately available funds, you will receive interest on your subscription funds as described below under “The Offering— Interest on Subscription Funds”.

Oversubscription Right

      If you fully exercise your Basic Subscription Right with respect to all the rights you hold, you may subscribe for additional shares of our common stock. This Oversubscription Right will be available to the extent that other rights holders do not exercise their Basic Subscription Right in full. If you wish to exercise your Oversubscription Right, you must specify the maximum number of additional shares you want to purchase, and you must submit the full subscription price for those shares to the Subscription Agent. If you wish to exercise your Oversubscription Right, you must do so at the same time you fully exercise your Basic Subscription Right.

      If we receive subscriptions, including oversubscriptions, for more than the 3,254,732 shares offered hereby, then we will allocate the available shares as follows:

•	first, subscribing rights holders who exercise their Basic Subscription Rights, in whole or in part, will receive the shares to which they have subscribed, and

•	second, subscribing rights holders who exercise their Oversubscription Rights, will receive shares in proportion to the number of shares each such holder has purchased pursuant to their Basic Subscription Rights, subject to the elimination of fractional shares. If you are not allocated the full amount of shares that you subscribed for pursuant to your Oversubscription Right, you will receive a refund (without interest) of the subscription price that you delivered for those shares of our common stock that are not allocated to you. The Subscription Agent will mail refunds after the expiration of the offering.

      For purposes of determining whether you have exercised your Basic Subscription Right in full, only Basic Subscription Rights held by you in the same capacity will be considered. For example, if you hold shares of our common stock as an individual and you exercise your Basic Subscription Right in full with respect to those shares, you may exercise your Oversubscription Right with respect to those shares, even if you do not exercise your Basic Subscription Right with respect to shares held jointly with your spouse or shares in a retirement account.

      In order to exercise the Oversubscription Right, banks, brokers and other nominee rights holders who exercise the Oversubscription Right on behalf of beneficial owners must certify to the Subscription Agent and to us with respect to each beneficial owner:

(1)	the number of shares held on the February 12, 2002 record date;

(2)	the number of rights exercised pursuant to the Basic Subscription Right;

(3)	that the holder has exercised its Basic Subscription Right in full; and

(4)	the number of shares subscribed for pursuant to the Oversubscription Right.

Subscription Price

      The subscription price is $15.75 per share, payable in cash. If this offering is terminated or if you oversubscribe for more shares than are available, your funds will be returned to you promptly, with interest if you subscribed using immediately available funds.

Determination of the Subscription Price

      Our Board of Directors determined the subscription price on February 8, 2002. The subscription price represents a discount of $1.60 from the closing market price of a share of the common stock on the date the price was determined. The last reported sales price of the common stock on the NYSE on February 8, 2002 was $17.35 per share. In setting the subscription price, the board of directors considered, among other things, the factors set forth above under “Risks Related to the Offering— The offering price was determined by our Board of Directors and bears no relationship to the value of our assets, financial condition, or other established criteria for value. Our common stock may trade at prices above or below this price”.

Expiration Time and Date

      This offering will expire at 5:00 p.m., Eastern Standard Time, on March 4, 2002, unless we extend the offering. We will not extend the expiration date, in any event, beyond March 31, 2002. If we extend the expiration date, we will issue a press release on the first day the New York Stock Exchange is open for trading after the most recent expiration date. We will also file a copy of the press release with the SEC under cover of a Form 8-K. The Form 8-K and the press release as an exhibit to that Form 8-K will be available on the SEC’s web site, www.sec.gov. After the expiration of the offering, all unexercised rights will be null and void. We will notify you of any extension of the expiration by issuing a press release. We will not be obligated to honor any purported exercise of rights which the Subscription Agent received after the expiration of the offering, regardless of when you sent the documents relating to that exercise, unless you used the guaranteed delivery procedures described below.

Plan of Distribution

      The rights will be distributed to our holders of record as of the February 12, 2002 record date, by mail, on or about February 13, 2002. It is our expectation that holders of record which hold shares of our common stock for beneficial owners will forward a copy of this prospectus and the related subscription information and forms to those beneficial holders in adequate time to permit beneficial holders to complete and deliver the Form of Instructions by Beneficial Owners to Brokers or Other Nominees as to their investment decisions. We have engage Mellon Investor Services LLC as our Information Agent to assist in the distribution of the rights and of this prospectus and the related subscription information and forms. Mellon Bank, N.A., as our Subscription Agent, will process all subscription warrants from our holders of record and will distribute certificates for the shares of our common stock purchased by each holder of record upon the expiration of this offering. See “The Offering— Issuance of the Common Stock.”

      We have not engaged an underwriter to conduct a distribution of shares not purchased upon the exercise of the rights we are distributing, as we anticipate that our shareholders will purchase all of the shares offered hereby, although we cannot give you any assurance that will be the case.

Principal Stockholders

      As of April 5, 2001, Ernest S. Rady, our Chairman, beneficially owned approximately 68% of the outstanding common stock, and will thus receive rights to subscribe for approximately 2.7 million shares in this offering. Mr. Rady has informed us that he intends to exercise his Basic Subscription Right and that he expects to also exercise his Oversubscription Right, although Mr. Rady has not committed to oversubscribe for all shares not otherwise subscribed for by other shareholders. Depending upon the number of shares purchased by others, upon the completion of this offering Mr. Rady will beneficially own not less than 68% of our outstanding common stock and that percentage may increase if other shareholders elect not to exercise as large a percentage of their Oversubscription Right as Mr. Rady. Neither we nor Mr. Rady have any plans to market Westcorp or any major assets or subsidiary of Westcorp.

      As of December 31, 2001, our Employee Stock Ownership and Salary Savings Plan was the owner of 1.6 million shares of our common stock. Our Board of Directors has determined to make a contribution to the plan of up to $2.4 million to enable the plan and its participants to exercise their subscription rights.

Subscription Procedures

      In order to exercise rights, you must:

(1) complete and sign your subscription warrant (with any signatures guaranteed if required, as described below); and

(2) deliver the completed and signed subscription warrant, together with payment in full of the subscription price for each share for which you subscribe (See “The Offering— Subscription Payments”) to the Subscription Agent before the expiration of the offering, unless delivery of the subscription warrant is effected pursuant to the guaranteed delivery procedures described below.

      If you do not indicate the number of shares to be subscribed for on your subscription warrant or guarantee notice (as applicable), or if you indicate a number of shares that does not agree with the aggregate subscription price payment you delivered, you will be deemed to have subscribed for the maximum number of whole shares that may be subscribed for, under both the Basic Subscription Right and the Oversubscription Right for the aggregate purchase price you delivered.

      If you subscribe for fewer than all of the shares represented by your subscription warrant you will generally be able to:

(1) direct the Subscription Agent to attempt to sell your remaining rights; or

(2) receive from the Subscription Agent a new subscription warrant representing your unused rights. See “The Offering— Method of Transferring Rights” below.

      Your signature on each subscription warrant you deliver must be guaranteed by a bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency or savings association, unless:

(1) the shares to be issued are to be issued to the registered holder of the rights, as indicated on the subscription warrant; or

(2) the subscription warrant is submitted for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States exercising for your account.

      If you hold shares of our common stock for the account of others, you should contact the respective beneficial owners of those shares as soon as possible to receive their investment decision and to obtain instructions and certifications with respect to their rights. If you are so instructed by a beneficial owner, you should complete the appropriate subscription warrant and, should the beneficial holder wish to exercise the Oversubscription Right, the related nominee holder certification, a form of which is included in the instructions distributed with the subscription warrants. You should submit these to the Subscription Agent with the proper payment.

      If you are a beneficial owner whose shares of our common stock are held for your account by another, you should give your instructions regarding your investment decision as to the rights attached to those shares to that holder.

      You should carefully read the instructions accompanying the subscription warrant and follow them closely. You should send your subscription warrant, with any payment, to the Subscription Agent. Do not send your subscription warrants to us.

      The method of delivery of the subscription warrant and the payment of the subscription price to the Subscription Agent is at your election and risk. If you send your subscription warrant and payments by mail, they should be sent by registered mail, properly insured. You should also allow sufficient time to ensure delivery to the Subscription Agent and clearance of payment prior to the expiration time.

      We will determine all questions concerning the timeliness, validity, form and eligibility of any exercise of rights, which determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected, or reject the purported exercise of any right because of any defect or irregularity. Neither the Subscription Agent nor we are under any duty to notify you of any such defect or irregularity, and will not be held liable for any failure to notify you of any such defect or irregularity. We also reserve the right to reject any exercise if it is not in accordance with the terms of this offering, not in proper form or if it could be deemed unlawful or materially burdensome. See “The Offering—Regulatory Limitation” below.

      You should direct any questions or requests for assistance concerning the method of exercising rights, or requests for additional copies of this prospectus supplement and the accompanying prospectus, the instructions or the notice of guaranteed delivery, to the Information Agent, Mellon

Investor Services LLC, 44 Wall Street, 7th Floor, New York, New York 10005 (telephone: (866) 825-8874).

      If you do not exercise your rights prior to 5:00 p.m. Eastern Standard Time on the March 4, 2002, expiration date, as that date may be extended, they will expire and be null and void. See “The Offering— Expiration Date” above.

Subscription Payments

      You must pay for all shares you subscribe for by:

(1) check or bank draft drawn upon a United States bank, or postal, telegraphic or express money order, payable to Mellon Investor Services LLC as Subscription Agent; or

(2) by wire transfer of funds to the account which the Subscription Agent maintains for this purpose at the Chase Manhattan Bank, New York, NY, ABA No. 021-000-021, Mellon Investor Services, LLC, MISC Reorg. Control A/C 323-885489 WESTCORP, Attn: Evelyn O’Connor, telephone number (201) 296-4515.

      The subscription price will be considered received by the Subscription Agent only upon:

(1) clearance of an uncertified check;

(2) receipt by the Subscription Agent of a certified or cashier’s check or bank draft drawn upon a United States bank or of a postal, telegraphic or express money order; or

(3) receipt of funds wired to the Subscription Agent’s account designated above.

      Funds paid by uncertified personal check may take several business days to clear. Accordingly, if you wish to pay the subscription price by uncertified personal check, you should make payment sufficiently in advance of the expiration date to ensure its receipt and clearance by that time. To avoid disappointment caused by a failure of your subscription due to your payment not clearing prior to the March 4, 2002 expiration date, we urge you to consider payment by means of certified or cashier’s check, money order or wire transfer of funds. We highly recommend that if you intend on paying the subscription price by personal check, your subscription payment must be received by the Subscription Agent no later than seven (7) business days prior to the expiration date, as extended. If your check does not clear before the expiration date, as extended, you will not receive any shares, and our only obligation will be to return your subscription payment, without interest.

Interest on Subscription Funds

      We have entered into an agreement with the Subscription Agent that will permit interest to be paid to subscribing holders of the rights, subject to the limitations described in this section of the prospectus. The Subscription Agent will pay interest on immediately available funds tendered in connection with the exercise of Basic Subscription Rights and Oversubscription Rights. Immediately available funds for this purpose are funds tendered by you in the form of

•	certified or cashier’s check or bank draft drawn upon a United States bank,

•	United States postal, telegraphic or express money order, or

•	wire transfer to the Subscription Agent’s account designated above.

Subscription funds tendered by uncertified personal check will not accrue interest and no interest will be paid on those funds.

      Interest will accrue on immediately available funds beginning upon the date of their receipt by the Subscription Agent, through the day prior to the day on which funds are delivered to us following the expiration date of this offering, or the termination date if we terminate the offering. Interest accrued, less a service fee charged pro rata to all immediately available funds tendered, will be disbursed by the Subscription Agent promptly after the expiration date. No assurance can be given as to the effective interest rate which will be earned on subscription funds which are immediately available funds, as the effective interest rate will be affected by the amount of the service fee and the service fee will be the sum of a fixed amount and a percentage of all interest earned.

Notice of Guaranteed Delivery

      If you wish to exercise your rights, but you will not be able to deliver your subscription warrant to the Subscription Agent prior to the expiration of the offering, you may nevertheless exercise the rights if:

(1) before the expiration of the offering, the Subscription Agent receives:

(a) payment for each share you subscribe for pursuant to your Basic Subscription Right and, if applicable, your Oversubscription Right and

(b) a guarantee notice from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or from a commercial bank or trust company having an office or correspondent in the United States, guaranteeing the delivery to the Subscription Agent of the subscription warrant evidencing the rights to be exercised within three (3) NYSE trading days following the date of that notice; and

(2) within this three (3) NYSE trading day period, the Subscription Agent receives the properly completed subscription warrant with any signatures guaranteed as required.

      You may deliver the guarantee notice referred to above to the Subscription Agent in the same manner as you would deliver the subscription warrant. Eligible institutions may deliver the notice of guaranteed delivery by telegram or facsimile transmission (telecopier no. (201) 296-4293). To confirm facsimile deliveries, please call (201) 496-4860. You should refer to the form titled “Notice of Guaranteed Delivery,” which is provided with the “Instructions as to Use of Subscription Warrants” distributed with the subscription warrant for the information and representations required in the guarantee notice.

No Revocation

      Once you have exercised your Basic Subscription Right and, if you so elect, your Oversubscription Right, you may not revoke that exercise unless we elect to amend the offering. If we elect to amend the offering, you will have the right to cancel your subscription and promptly receive back any funds you have delivered, with interest if you subscribed using immediately available funds, or to reaffirm your exercise of your subscription rights under the terms of the offering as so amended.

Method of Transferring Rights

      We anticipate that the rights will trade on the NYSE under the symbol “WES Rt” and may be purchased and sold through usual investment channels until the close of business on the last trading day prior to the March 4, 2002 expiration date, as that date may be extended.

      You may transfer all of the rights evidenced by a single subscription warrant by endorsing the subscription warrant for transfer in accordance with the accompanying instructions. You may transfer a portion of the rights evidenced by a single subscription warrant, but not fractional rights, by delivering to the Subscription Agent a subscription warrant properly endorsed for transfer, with instructions to register that portion of the rights indicated in the name of the transferee and to issue to it a new subscription warrant evidencing the transferred rights. In that event, a new subscription warrant evidencing the balance of the rights will be issued to you or, if you so instruct, to an additional transferee, or will be sold by the Subscription Agent in the manner described below upon your instructions.

      You may also sell any of the rights evidenced by a subscription warrant through the Subscription Agent by delivering to it the subscription warrant properly executed for sale by the Subscription Agent. If you wish to have the Subscription Agent sell only a portion of the rights evidenced by a single subscription warrant, you should instruct the Subscription Agent regarding the action to be taken with respect to the rights that you do not want to be sold. The Subscription Agent must receive your order to sell rights at or prior to 11:00 a.m., Eastern Standard time, on the third trading day before the March 4, 2002 expiration date. Promptly following the expiration date, the Subscription Agent will send you a check for the net proceeds from the sale of any rights sold on your behalf. If the Subscription Agent is able to sell any rights, the sale price will be the weighted average sale price of all rights sold by the Subscription Agent, less expenses. The Subscription Agent’s obligation to execute orders is subject to its ability to find buyers, and if it cannot fill all sale orders, sale proceeds will be prorated based on the number of rights each holder has asked the Subscription Agent to sell. If any of your rights cannot be sold by the Subscription Agent by 5:00 p.m., Eastern Standard time, on the third trading day before the expiration date, they will be returned to you promptly by mail.

      You should take into account that transfers, particularly those requiring the issuance of a new subscription warrant, can take several business days. Neither we nor the Subscription Agent will have any liability if a subscription warrant or any other required document is not received in time for exercise or sale prior to the expiration date.

      You will be issued a new subscription warrant upon the partial exercise or sale of rights only if the Subscription Agent receives a properly endorsed subscription warrant before 5:00 p.m., Eastern Standard time, on the third trading day before the expiration date. Unless you make other arrangements with the Subscription Agent, a new Subscription Warrant issued after 5:00 p.m., Eastern Standard time, on the fifth business day before the expiration of the offering will be held for pick-up at the Subscription Agent’s hand delivery address. You assume all risk associated with the delivery of a newly issued subscription warrant.

      You are responsible for all commissions, fees and other expenses, including brokerage commissions and transfer taxes, incurred in connection with the purchase, sale or exercise of rights.

Procedures for DTC Participants

      We anticipate that the rights will be eligible for transfer, and the exercise of the Basic Subscription Right and the Oversubscription Right may be effected through the facilities of The Depository Trust Company, or DTC.

Subscription Agent

      The Subscription Agent is Mellon Bank, N.A. The Subscription Agent’s address, to which you must make any required deliveries, is:

If by mail: Mellon Bank, N.A. c/o Mellon Investor Services LLC Post Office Box 3301 South Hackensack, NJ 07606 Attn: Reorganization Department	If by hand: Mellon Bank, N.A. c/o Mellon Investor Services LLC 120 Broadway, 13th Floor New York, NY 10271 Attn: Reorganization Department	If by overnight courier: Mellon Bank, N.A. c/o Mellon Investor Services LLC 85 Challenger Road— Mail Drop-Reorg Ridgefield Park, NJ 07660 Attn: Reorganization Department

      Facsimiles to the Subscription Agent should be sent to (201) 296-4293. If you send a facsimile to the Subscription Agent, you should confirm that your facsimile has been received by contacting the Subscription Agent. The telephone number to confirm receipt of facsimiles is (201) 496-4860.

      We will pay the fees and expense of the Subscription Agent (except for fees and expenses relating to the sale of rights by the Subscription Agent and the calculation, allocation and delivery of interest on immediately available funds), and have agreed to indemnify the Subscription Agent against certain liabilities that it may incur in connection with this offering.

Foreign Stockholders; Stockholders with APO or FPO Addresses

      If you are a holder of record and your address is outside the United States, or if you have an APO or FPO address, a subscription warrant will not be mailed to you, but rather will be held by the Subscription Agent for your account. To exercise the rights, you must notify the Subscription Agent prior to 11:00 a.m., Eastern Standard time, on the second trading day before the March 4, 2002 expiration date, at which time, if no contrary instructions have been received, the Subscription Agent will try to sell the rights. If your rights can be sold, the Subscription Agent will send you a check for the proceeds (based on the weighted average price of all rights sold by the Subscription Agent and less expenses) by mail. If the Subscription Agent does not know your address or cannot contact you, it will hold the proceeds from sale of your rights in a non-interest bearing account. Any amount remaining unclaimed on the second anniversary of the date of this prospectus will be turned over to us.

Regulatory Limitation

      We will not be required to issue shares pursuant to this offering to anyone who, in our opinion, would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares if such clearance or approval has not been obtained at the expiration of this offering.

Withdrawal of this Offering

      We reserve the right to withdraw this offering for any reason and at any time prior to 5:00 p.m. Pacific Standard Time on the March 4, 2002 expiration date, in which event we will cause all funds received to be promptly returned, with interest if you subscribed using immediately available funds.

Issuance of the Common Stock

      The Subscription Agent will issue to you certificates representing shares purchased in this offering as soon as practicable after the expiration date. The Subscription Agent will retain all funds delivered to it in payment of the subscription price until such certificates are issued. If you are allocated less than all the shares for which you subscribed, the Subscription Agent will return excess funds to you, with interest if you subscribed using immediately available funds, as soon as practicable after the Expiration Date. You will have no rights as a shareholder with respect to shares subscribed for until the certificates are issued.

No Board Recommendation

      In making any investment decision to exercise or transfer rights, you must consider your own best interests. None of the members of the Board of Directors makes any recommendation as to whether you should exercise or transfer your rights.

No Effect on Stock Options or Bonus Interests

      No adjustments will be made in connection with the rights offering to any options or bonus interests issued by us under our stock incentive plans or our senior management bonus plan or to the number of shares reserved for issuance under any of our stock incentive plans.

SHARES OF COMMON STOCK OUTSTANDING AFTER THE OFFERING

      Assuming we issue all of the 3,254,732 shares of common stock being offered by this prospectus, we will then have approximately 39,056,788 shares of common stock issued and outstanding. This would represent a 9% increase in the number of outstanding shares of our common stock. If you are an existing stockholder and you do not exercise your subscription rights, the percentage of our common stock outstanding that you hold will be decreased by approximately 8.3% after the offering.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

      This section discusses material federal income tax consequences of the rights offering to:

•	beneficial owners of common stock upon distribution of the rights,

•	holders of rights upon the exercise of rights, and

•	holders of rights upon the disposition of the rights.

      The law firm of Mitchell, Silberberg & Knupp LLP is our tax counsel. The opinions of that firm expressed in this section have been prepared by that firm based on the Internal Revenue Code of 1986, as amended, the Treasury regulations thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change. Their opinions are limited to U.S. taxpayers who hold our common stock and will hold the rights and any shares acquired upon the exercise of rights as capital assets. Their opinions do not include any tax consequences under state, local and foreign law. You should consult with your own tax advisor concerning your own tax situation or special tax considerations that may apply to you, including without limitation foreign, state and local laws that may apply. Subject to the limitations set forth in this paragraph, Mitchell, Silberberg & Knupp LLP is of the opinion that the material federal income tax consequences to a shareholder of the receipt, exercise or disposition of the rights distributed with this prospectus are as follows:

      No Gain on Receipt of Rights. As an owner of common stock, you will not recognize taxable income as a result of our distribution of the rights to you.

      Exercise of Rights. You will not recognize any gain or loss upon the exercise of rights. Your basis in the shares you acquire through your exercise of the rights will be equal to the sum of the subscription price you pay for such shares and your basis in those rights, if any. The holding period for the shares you acquire through your exercise of the rights will begin on the day following the date of acquisition.

      Sale of Rights. If you sell the rights you will recognize capital gain or loss equal to the difference between the sale proceeds and the basis, if any, in the rights sold. The capital gain or loss you recognize will be long-term or short-term depending on whether your holding period for the rights is more than one year.

      Basis and Holding Period of Rights. Your tax basis in the rights distributed to you by us will be zero, unless (1) you sell or exercise the rights, and (2) either:

•	the fair market value of the rights on the date of distribution is 15% or more of the fair market value on that date of our common stock your already own, in which case you will be required to allocate a portion of your basis in the shares of our common stock you already own to the rights we are distributing to you, based upon the relative fair market value of the rights and common stock on the date of distribution, or

•	you elect under Section 307 of the Internal Revenue Code of 1986, as amended, to allocate a portion of your basis in the shares of our common stock you already own to the rights we are distributing to you, based upon the relative fair market value of the rights and common stock on the date of distribution.

      Your holding period with respect to the rights we are distributing to you will include your holding period for the common stock with respect to which the rights were distributed.

      Expiration of Rights. If the rights we are distributing to you as a holder of our common stock expire unexercised, you will not recognize any gain or loss, and no adjustment will be made to the basis of the common stock you own.

      Purchasers of Rights. If you acquire rights by purchase, your tax basis in such rights will be equal to the purchase price paid for those rights, and your holding period for such rights will commence on the day following the date of their purchase. If you purchased rights and they expire unexercised, you will recognize a loss equal to your tax basis in the rights. Any loss recognized on the expiration of the rights acquired by purchase will be a capital loss if the common stock would be a capital asset in your hands.

      Backup Withholding. If you sell rights and receive payments, you may be subject to backup withholding at the rate of 31% on the payments received, unless (1) you are a corporation or are otherwise exempt and demonstrate the basis for the exemption if so required, or (2) provide a correct taxpayer identification number and certify under penalties of perjury that your taxpayer identification number is correct and that you are not subject to backup withholding. Any amount withheld under these rules will be credited against your federal income tax liability.

LEGAL MATTERS

      Certain legal matters with respect to the authorization and issuance of the common stock offered hereby will be passed upon for us by Mitchell, Silberberg & Knupp LLP, Los Angeles, California.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2000 and each of the three years in the period ending December 31, 2001. These statements are included in a Form 8-K, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given their authority as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

      Included in the Prospectus Summary and elsewhere in this prospectus are several “forward-looking statements.” Forward-looking statements are those which use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “may,” “will,” “should,” “estimate,” “continue,” or other comparable expressions. These words indicate future events and trends. Forward-looking statements are our current views with respect to future events and financial performance. These forward-looking statements are subject to many risks and uncertainties that could cause actual results to differ significantly from historical results or from those anticipated by us. The most significant risks and uncertainties we face are:

•	the level of chargeoffs, as an increase in the level of chargeoffs will decrease our earnings;

•	the ability to originate new loans in a sufficient amount to reach our needs, as a decrease in the amount of loans we originate will decrease our earnings;

•	a decrease in the difference between the average interest rate we receive on the loans we originate and the rate of interest we must pay to fund our cost of originating those loans, as a decrease will reduce our earnings;

•	the continued availability of sources of funding for our operations, as a reduction in the availability of funding will reduce our ability to originate loans;

•	the level of operating costs, as an increase in those costs will reduce our net earnings;

•	a change in general economic conditions; and

•	while we will perform the acts necessary to cause certain events to occur, final performance is subject to the affirmative acts of independent third parties over whom we have no control.

      There are other risks and uncertainties we face, including the effect of changes in general economic conditions and the effect of new laws, regulations and court decisions and those described under the caption “Risk Factors.” You are cautioned not to place undue reliance on our forward-looking statements. You should carefully review the factors referred to in this prospectus and other documents we file from time to time with the SEC, including the quarterly reports on Form 10-Q and any reports on Form 8-K.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules relating to the registration statement. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s Web site at http://www.sec.gov.

INCORPORATION BY REFERENCE

      The following documents, all of which were previously filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, are hereby incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2000, as amended on April 24, 2001;

•	our definitive Proxy Statement for our annual meeting held on May 3, 2001;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

•	our Report on Form 8-K for February 11, 2002;

      All other reports and documents filed by us after the date of this prospectus pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the common stock covered by this prospectus are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed.

      If any statement contained in a document incorporated by reference herein conflicts with or is modified by a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference into this prospectus, the statement made at the latest point in time should control. Any previous statements that have been subsequently altered should therefore not be considered to be a part of this prospectus. We will provide a copy of any or all of the documents referred to above that have been or may be incorporated by reference in this prospectus to any person to whom a copy of this prospectus has been delivered free of charge upon request. Exhibits to such documents will not be provided unless the exhibits are specifically incorporated by reference into the information that the prospectus incorporates. Written requests for copies of any documents incorporated by reference should be directed to Guy Du Bose, Esq., General Counsel, Westcorp, 23 Pasteur, Irvine, California 92618 (telephone 949-727-1002).

MATERIAL CHANGES

      There have been no material changes in our affairs which have occurred since the filing of our year 2000 Form 10-K which have not been fully disclosed in a subsequently filed Form 10-Q or Form 8-K.

3,254,732 Shares

Common Stock

PROSPECTUS

February 12, 2002

You may rely on the information contained in this prospectus. Westcorp has not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.